N-SAR Item 77.D.  Policies with Respect to Security Investment

The Statement of Additional Information dated May 1, 2005 (the "SAI") of Dreyfus Investment Portfolios (the "Company") was modified on August 31, 2005 to provide that the disclosure pertaining to investments in real estate investment trusts included therein also applies to Core Value Portfolio, Emerging Leaders Portfolio, Founders Discovery Portfolio, Founders Growth Portfolio and Founders International Equity Portfolio, each a series of the Company. This modification is reflected in a supplement to the SAI filed on August 31, 2005 with the Securities and Exchange Commission pursuant to Rule 497(e) under the Securities Act of 1933, as amended.